Exhibit 99.1

CI Financial Reports Record Total Assets of $287.5 Billion for April 2021

North American wealth management assets reach $146.5 billion

All financial amounts in Canadian dollars unless stated otherwise.

TORONTO--(BUSINESS WIRE)--May 26, 2021--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today reported preliminary assets under management as at April 30, 2021 of $141.0 billion and wealth management assets of $146.5 billion, for total assets of $287.5 billion. These represent CI’s highest-ever month-end levels for wealth management assets and total assets.

The results reflect organic growth and the continued expansion of CI’s wealth management platform. This is also the first time in CI’s history that its wealth management assets have exceeded its assets under management.

On April 30, 2021, CI completed the previously announced acquisitions of three U.S. registered investment advisor (“RIA”) firms, adding $39.4 billion in assets to CI and more than doubling its U.S. assets. They included: Segall Bryant & Hamill, LLC (“SBH”) of Chicago, which has $30 billion in assets in wealth management and a robust institutional asset management business; Brightworth, LLC of Atlanta, a wealth manager with $6.1 billion in assets; and Barrett Asset Management, LLC of New York, a private wealth firm overseeing $3.3 billion. (All of these firms’ assets are included under U.S. wealth management assets.)

Also on April 30, 2021, Congress Wealth Management, LLC (“CWM”) acquired Pinnacle Advisory Group, Inc. of Columbia, MD. CI holds a strategic ownership stake in CWM and financially supported the acquisition.

With these transactions, CI has made 17 acquisitions (including acquisitions by RIA affiliates) since it entered the U.S. wealth management sector in January 2020. Earlier this month, CI also reached an agreement to acquire Dowling & Yahnke, LLC of San Diego, an RIA that manages $6.3 billion (as at March 31, 2021). That acquisition is expected to close later this quarter.

As a result, CI’s total assets, at $287.5 billion as at April 30, 2021, increased by $46.9 billion or 19.5% over the month and by $120.9 billion or 72.6% year over year.

Total wealth management assets were up by $44.4 billion or 43.5% during the month of April and increased by $98.8 billion or 207.1% from April 30, 2020. U.S. wealth management assets at $73.9 billion increased by $42.9 billion in April and compare to assets of $0.5 billion one year ago.

Canadian wealth management assets were $72.6 billion at April 30, 2021, representing a gain of 2.1% for the month and 53.8% or $25.4 billion since April 30, 2020. Canadian wealth management assets consist of the assets of CI Assante Wealth Management, Aligned Capital Partners Inc., CI Private Counsel LP, CI Direct Investing and Virtual Brokers.

CI’s total assets under management were $141.0 billion, representing growth of 1.8% in April and $22.1 billion or 18.6% from a year ago. CI’s U.S. asset management business, which consists of certain assets managed by its U.S. RIAs, had $5.9 billion under management, unchanged from the prior month-end.

Core assets under management, which are those managed by CI’s Canadian and Australian subsidiaries, were up 1.9% in April and 13.6% year over year to $135.1 billion. Core average assets under management for the first quarter-to-date were $135.2 billion, a 2.7% increase from the average of $131.6 billion for the first quarter of 2021.

Further information about CI’s assets and financial position can be found below in the tables of statistics and on www.cifinancial.com.

CI FINANCIAL CORP. April 30, 2021 PRELIMINARY MONTH-END STATISTICS
ENDING ASSETS	Apr. 30/21 (billions)	Mar. 31/21 (billions)	% Change	Apr. 30/20 (billions)	% Change
Core assets under management (Canada and Australia)[1]	$135.1	$132.6	1.9%	$118.9	13.6%
U.S. assets under management	$5.9	$5.9	-%	$-	n/a
Total assets under management	$141.0	$138.5	1.8%	$118.9	18.6%
Canadian wealth management	$72.6	$71.1	2.1%	$47.2	53.8%
U.S. wealth management	$73.9	$31.0	138.4%	$0.5	14680.0%
Total wealth management	$146.5	$102.1	43.5%	$47.7	207.1%
TOTAL	$287.5	$240.6	19.5%	$166.6	72.6%
MONTHLY CORE AVERAGE ASSETS UNDER MANAGEMENT	Apr. 30/21 (billions)	Mar. 31/21 (billions)	% Change
Monthly average	$135.2	$132.3	2.2%
FISCAL QUARTER CORE AVERAGE ASSETS UNDER MANAGEMENT	Apr. 30/21 (billions)	Mar. 31/21 (billions)	% Change
Fiscal quarter average	$135.2	$131.6	2.7%
FISCAL YEAR CORE AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2021 (billions)	Fiscal 2020 (billions)	% Change
Fiscal year average	$132.5	$124.1	6.8%
EQUITY (millions)
Total outstanding shares (TSX)	206.5	QTD weighted avg. shares	203.8
FINANCIAL POSITION (millions)
Gross debt	$2,408	Cash	$141
  Includes $33.5 billion of assets managed by CI and held by clients of advisors with Assante, CIPC and Aligned Capital as at April 30, 2021 ($32.7 billion at March 31, 2021 and $26.9 billion at April 30, 2020).

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisition of Dowling & Yahnke, LLC will be completed and their asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
610-415-1145
cifinancial@gregoryfca.com